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                                                                   EXHIBIT 12(B)



                               PREMIER PARKS INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
       FOR EACH OF THE YEARS IN THE 5-YEAR PERIOD ENDED DECEMBER 31, 1997
               AND FOR THE PRO FORMA YEAR ENDED DECEMBER 31, 1997



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
                                                                  YEAR ENDED DECEMBER 31,
                                                   -----------------------------------------------------   PRO FORMA
                                                     1993       1994       1995       1996       1997        1997
                                                   ---------  ---------  ---------  ---------  ---------  -----------
                                                                             (IN THOUSANDS)
EARNINGS:
Income (loss) before extraordinary loss..........  $   1,354  $     102  $  (1,045) $   1,765  $  14,099   $ (41,292)
Income tax expense (benefit).....................         91         68       (762)     1,497      9,615       9,931
Interest expense, net............................      1,438      2,299      5,578     11,121     17,775     180,273
Equity in loss of affiliated partnership.........        142         83         69         78         59          59
Minority interest in earnings....................         --         --         --         --         --        (516)
1/3 of rental expense...                                  23        107        183                   743       3,976
                                                   ---------  ---------  ---------  ---------  ---------  -----------
Adjusted earnings (loss).........................  $   3,048  $   2,659  $   4,023  $  14,461  $  42,291   $ 152,431
                                                   ---------  ---------  ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  ---------  ---------  -----------

FIXED CHANGES:
Interest expense, net............................  $   1,438  $   2,299  $   5,578  $  11,121  $  17,775   $ 180,273
Preferred stock dividends of majority-owned
 subsidiaries and fifty-percent owned persons....         --         --         --         --         --          --
Increase in preferred stock dividends for pretax
 earnings required to cover such dividends at 39%
 estimate rate...................................         --         --         --         --         --          --
1/3 of rental expense............................         23        107        183        405        743       3,976
                                                   ---------  ---------  ---------  ---------  ---------  -----------
Total fixed charges..............................  $   1,461  $   2,406  $   5,761  $  11,526  $  18,518  $  184,249
                                                   ---------  ---------  ---------  ---------  ---------  -----------
                                                   ---------  ---------  ---------  ---------  ---------  -----------

Ratio of earnings to fixed charges...............        2.1        1.1        0.7        1.3        2.3         0.8
                                                   ---------  ---------  ---------  ---------  ---------  -----------

Deficiency.......................................                        $   1,738                        $   31,818
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